SCHEDULE 13D

CUSIP No. 69323 K 100	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

PCM, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69323 K 100

(CUSIP Number)

Firoz Lalji

1102 15th Street SW, Suite 102

Auburn, WA 98001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS FIROZ LALJI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,106
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.88%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS NAJMA LALJI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 450,106
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 450,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.88%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 4 of 7 Pages

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2014 (the “Schedule 13D”), which relates to the common stock, par value $0.001 (the “Common Stock”), of PCM, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings given those terms in the Schedule 13D. This Amendment No. 1 amends Item 5 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the reporting persons.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b), (c), and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The reporting persons beneficially own 450,106 shares of Common Stock, which includes 445,106 shares of Common Stock held in a joint account by the reporting persons and 5,000 shares of Common Stock held in Firoz Lalji’s 401(k) account. Based on 11,589,442 shares of the Issuer’s Common Stock outstanding as of May 3, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2016, the shares of Common Stock beneficially owned by the reporting persons represent approximately 3.88% of the outstanding shares of the Issuer’s Common Stock.

(b) The reporting persons have shared voting power and power of disposition over the 450,106 shares of Common Stock that they beneficially own.

(c) The following table sets forth all transactions in shares of Common Stock effected by the reporting persons during the past 60 days. All such transactions were effected in the open market. The amounts reported in the “Weighted Average Price Per Share” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the “Range of Per Share Prices” column in the table below. The reporting persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares of Common Stock purchased or sold, as applicable, within the range of prices set forth in the table below.

Trade Date	Shares Purchased (Sold) #	Price Per Share ($)	Weighted Average Price Per Share ($)	Range of Per Share Prices ($)
7/29/16	5,000	16.00	—	—
7/27/16	4,977	11.90	—	—
7/25/16	4,901	11.90	—	—
7/22/16	122	11.90	—	—
7/21/16	10,000	—	11.49	11.48 – 11.50
7/19/16	5,400	11.45	—	—
7/18/16	100	11.35	—	—
6/23/16	5,173	11.30	—	—
6/22/16	5,800	11.33	—	—
6/21/16	4,027	11.20	—	—
6/20/16	9,500	—	11.22632	11.20 – 11.25
6/17/16	4,500	10.85	—	—
6/16/16	8,313	—	10.81752	10.75 – 10.85
6/8/16	1,094	10.64	—	—

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 5 of 7 Pages

Trade Date	Shares Purchased (Sold) #	Price Per Share ($)	Weighted Average Price Per Share ($)	Range of Per Share Prices ($)
6/7/16	3,009	10.64	—	—
6/2/16	897	10.64	—	—

(e) The reporting persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on December 31, 2015.

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2016	By:	/s/ Firoz Lalji
Firoz Lalji

Date: August 3, 2016	By:	/s/ Najma Lalji
Najma Lalji

SCHEDULE 13D

CUSIP No. 69323 K 100	Page 7 of 7 Pages

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D/A, dated July 29, 2016, with respect to the Common Stock of PCM, Inc. is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Dated August 3, 2016

By:	/s/ Firoz Lalji
Firoz Lalji

By:	/s/ Najma Lalji
Najma Lalji